                                                                EXHIBIT 99.17C10

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

____________________________________X
                                    :
IN RE CAPITAL REALTY                :
INVESTORS TAX EXEMPT FUND           :  CONSOLIDATED
LIMITED PARTNERSHIPS                :  C.A. NO. 14558
LITIGATION                          :
____________________________________X

                          DEFENDANTS' EMERGENCY MOTION
                      TO ENFORCE THIS COURT'S FINAL ORDER,
                   TO ENJOIN DOMINIUM TAX EXEMPT FUND L.L.P.
                      FROM VIOLATING THE FINAL ORDER, AND
                               FOR CIVIL CONTEMPT


          The members of the Class in this case were enjoined by the Final Order of this Court, dated August 14, 1996, from bringing suit in this or any other court on any of the "Settled Claims." One member of the Class, Dominium Tax Exempt Fund L.L.P. ("Dominium"), has filed an action in federal court in Minnesota in violation of the Final Order, and seeks injunctive relief to stop or delay a meeting of the Class members scheduled for October 29, 1996. Defendants respectfully request immediate relief from this per se contempt of the Final Order./1/


                             PRELIMINARY STATEMENT
                             ---------------------

          This memorandum of law is submitted on behalf of Capital Realty Investors Tax Exempt Limited Partnership ("CRITEF"), Capital Realty Investors Tax Exempt Fund III Limited Partnership ("CRITEF III," and, with CRITEF, the "Funds"), CRITEF Associates Limited Partnership ("CRITEF Associates"), CRITEF III Associates Limited Partnership ("CRITEF III

-----------------------
/1/ [Class Counsel have advised the undersigned that they support this motion and join in seeking relief.]-- HIRSCH TO CONFIRM.

Associates," and, with CRITEF Associates, the "General Partners"), C.R.I., Inc. ("CRI"), William Dockser, H. William Willoughby and Capital Apartment Properties, Inc. ("CAPREIT") (collectively, "the Defendants"), the defendants in this case ("Class Action"), in support of their motion for an order to enjoin Dominium Tax Exempt Fund L.L.P. from violating this Court's Final Order approving the stipulation of settlement ("the Stipulation") entered on August 14, 1996. The Final Order and Stipulation, inter alia, expressly enjoined members of the plaintiff class (the "Class") from prosecuting "Settled Claims" as defined in the Stipulation, which included claims under federal securities law, relating in any way to the proposed merger transaction among the Defendants (the "Merger"). In exchange for the class members' release, among other things, counsel for the class ("Class Counsel") was given the right to review and make comments on the disclosure contained in the preliminary and definitive proxy statements.

          Now, with less than a month remaining before the special meeting to vote on the Merger, Dominium, a Class member, is seeking a preliminary injunction to enjoin the Funds' proxy solicitation to approve the Mergers -- a claim which falls squarely within the definition of "Settled Claims." On September 27, 1996, Dominium initiated a lawsuit in the United States District Court for the District of Minnesota against the Funds, the General Partners, CAPREIT, CRI, Dockser and Willoughby, i.e., the defendants in the Class Action. Dominium Tax Exempt Fund L.L.P. v. Dockser, et al., Civ. No. 4-96-956 (D. Minn.) ("the Minnesota Action). Exhibit A. The complaint in the Minnesota Action contains one count alleging violations of Section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. (S) 78n, and Rule 14a-9 promulgated thereunder. Accordingly, the Defendants ask that this Court hold an emergency hearing, find Dominium in contempt of this Court's August 14, 1996, Final Order and enjoin it from further litigating Settled Claims in the Minnesota Action.

                                   THE FACTS
                                   ---------

CLASS ACTION BACKGROUND
-----------------------

          In September and October 1995, following announcement of the proposed Mergers, counsel for two BAC Holders/2/ filed separate actions in the Chancery Court alleging that the Funds' General Partners had violated their fiduciary duties to the BAC Holders in connection with the proposed Mergers. The two actions were consolidated by the Court. The Class Action plaintiffs alleged, among other things, that the press release announcing the Mergers was false and misleading, and that the Defendants had breached their fiduciary duty to the BAC Holders by: failing to take steps to maximize the value of the BACs by conducting a public auction or soliciting third-party bids, obtaining timely, independent and unbiased valuations of the BACs and the underlying assets, maintaining an improper relationship between Dockser, Willoughby and CAPREIT, engaging in self/dealing, and misleading the BAC Holders in connection with the Mergers. (Zakin Compl. (P)(P) 12, 29-40); (Wingard Compl. (P)(P) 12, 29-40). The Class Action sought to enjoin the Mergers, to obtain damages, and to compel the Defendants to maximize the Merger Consideration and consider alternatives to the proposed Mergers.


          Plaintiffs in the Class Action were represented by sophisticated counsel ("Class Counsel"), who were experienced in complex class action litigation. Class Counsel received from Defendants confidential financial information as a result of preliminary settlement discussions. Sucharow Aff'd, Exhibit B (P) 6. From this information, Class Counsel discovered


-----------------------
/2/   As the Court may recall, the Funds were formed for the purpose of acquiring portfolios of tax-exempt mortgage revenue bonds issued by various governmental entitles which are collateralized by non-recourse participating first mortgage loans on multi-family residential developments. The Funds are traded on the American Stock Exchange in three separate series, CRITEF Series I, CRITEF Series II and CRITEF III. Units of beneficial interest in the limited partner interests in each of the Funds are publicly owned through securities known as Beneficial Assignee Certificates ("BACs") and are listed and traded on the American Stock Exchange. There are approximately 10.7 million BACs currently outstanding, held by approximately 13,000 securities holders ("BAC Holders") located across the country.

that the range of values for the Funds was "substantially lower" than the value that the Class plaintiffs had envisioned; rather, they were of a value more closely approximating the merger price, Id. at 7. Class Counsel came to this determination, in part, by undertaking an informal market test to see if it could generate third-party interest in the funds. Id. at 8. The market test involved, inter alia, sending information packages, consisting of relevant financial and descriptive information, to approximately six bona fide financial or intermediary entities, which Class Counsel believed might have an interest in acquiring the Funds. Id. at 10. Nonetheless, a superior proposal failed to surface. After a period of negotiations, a memorandum of understanding regarding settlement was executed on January 31, 1996, and publicly announced. Id. at 12-7.

THE CLASS ACTION SETTLEMENT
---------------------------

          Following extensive additional discovery by Class Counsel, including a review of voluminous quantities of documents (including drafts of the Funds' preliminary proxy statements) and depositions of representatives of the General Partners, CAPREIT and Oppenheimer & Co., Inc. (an independent New York based Investment Banking Group hired by CRITEF to render a fairness opinion on the proposed Mergers) ("Oppenheimer"), Class Counsel satisfied themselves as to the terms of the Mergers and related transactions and the proxy statement and executed the Stipulation with the Defendants as of May 13, 1996, which was filed with the Chancery Court on May 16, 1996. Stipulation, Exhibit C.

          The Court entered an order on May 17, 1996 (the "Scheduling Order, Exhibit D hereto), scheduling a hearing on the fairness of the proposed settlement (the "Fairness Hearing"), and approving forms of rnailed (and published) notice to the Class:

               "Class" means all persons who owned or purchased any BACs of CRITEF (series I and II) or CRITEF III on or after September 11, 1995 and their successors-in-interest, heirs and assigns, excluding Defendant and those who submit a timely, valid and complete request for exclusion from the Class.

Stipulation, Exhibit C at 13.

          Notice of the proposed settlement, as approved by the Court in its Scheduling Order, was published in the Wall Street Journal and first mailed to the members of the class of BAC Holders on or about May 20, 1996. See Affidavits of Mailing, lodged with the Court on August 9, 1996 (Affidavits of Falcone and DeBerenado). The Notice informed members of the Class of the background of the Mergers, the claims against the Defendants, and the terms of the Stipulation. The Notice also explained that Class members had the right to exclude themselves from the Class, and explained the procedure for notifying the Court and counsel for the parties of the election to be excluded from the Class.

          To be excluded from the Class, the BAC Holder was required to "mail a timely, valid and complete request for exclusion postmarked no less than seven
(7) days before the Settlement Hearing, pursuant to the instructions set forth in the Notice." Stipulation, Exhibit C (P) 7, at 23. The final date to submit a written request for an exclusion was June 12. Scheduling Order, Exhibit D at
3. (Due to certain mailing problems, the date was extended to June 28, 1996, for persons who held their BACs in street name. Exhibit E.) Any Class member who did not validly execute a timely request for exclusion, would "be conclusively deemed to have released Defendants and Releases from any and all such Settled Claims as defined herein .... " Stipulation, Exhibit C (P) 7.j, at 23.

          The Scheduling Order also barred Class members, pending the Fairness Hearing, from bringing any of the "Settled Claims" defined in the Notice in any court other than this Court. Scheduling Order, Exhibit D.

THE DOMINIUM EPISODE
--------------------

          In the ensuing months, the Fairness Hearing was convened and adjourned three times in order to accommodate requests by Dominium for additional time for it and its lenders to complete due diligence with respect to an indication of interest by Dominium to acquire the Funds for what it claimed was a superior price for the BAC Holders.

          As detailed by co-lead counsel for the Class in his affidavit in support of the application for approval of the settlement, Class Counsel enjoyed the right to terminate the Settlement in the event of a "Superior Proposal," and pursuant to that right and their duty to the Class, Class Counsel very actively communicated with Dominium, CAPREIT, and the General Partners of the Funds. On June 28, 1996, Dominium contacted the Fund's General Partners, purporting to make an offer superior to CAPREIT's offer. Sucharow Aff'd, Exhibit B (P) 22.
In an effort to ensure that the BAC Holders would receive the benefit of the best possible deal, Class Counsel sought an adjournment of the then scheduled July 8, 1996, settlement hearing "to allow them sufficient time to analyze
Dominium's proposal.... " Id. (P) 24.  Class Counsel, thereafter, sent a
                          ---
letter dated July 3, 1996, to Dominium seeking clarification on its financing and other aspects of its proposal. Id. (P) 24. Dominium's July 12, 1996,
                                    ---
response revealed that "Dominium's financing was highly conditional....   Id.
                                                                          ---
(P) 25. Nonetheless, "plaintiff's counsel believed, at that time, that Dominium was sincere and likely could obtain firm financing, [therefore,] they sought ... a further continuance of the settlement hearing to August 2, 1996." Id.
                                                                     ---

          Dominium proceeded with its due diligence. In late July, Dominium sent the General Partners a mark-up of the CAPREIT merger agreement, which "continued to lead plaintiffs' counsel to believe that Dominium would be able to present an economically superior proposal with firm financing." Id. (P) 28.
                                                                 ---
Furthermore, on July 29, 1996, Class Counsel and their expert had a telephone conference with Dominium and its counsel in which Dominium advised them that they perceived no problems in securing financing and expected "to have a firm offer with fully committed financing in place no later than August 5, 1996.
They also stated that they anticipated and were prepared for a bidding contest with CAPREIT to acquire the Funds." Id. (P) 29.

          August 5, 1996, came and went without a word from Dominium in spite of "numerous telephone messages" by Class Counsel to Dominium and its counsel. Id.
(P) 32. On August 7, 1996, Class Counsel sent Dominium's counsel a letter inquiring as to their silence. Id. Class Counsel advised that unless "a firm proposal [was] received by noon on Friday, August 9, 1996, plaintiffs would proceed with the settlement." Id. (P) 37. In the end, however, "Dominium did not respond to any of these communications. "Plaintiffs' counsel was compelled to conclude that Dominium could no longer be considered a bona fide bidder for
                                                          ---- ----
the funds." Id. By letter dated August 12, 1996, Class Counsel advised Dominium's counsel that the Class intended to proceed with the CAPREIT merger. Id. (P) 35

THE FAIRNESS HEARING AND FINAL ORDER
------------------------------------

          On August 14, 1996, this Court finally convened the Fairness Hearing. Class Counsel and counsel for the Funds advised the court at length about Class Counsel's efforts to elicit a superior proposal from Dominium and other potential bidders. The Final Order of the Court adopted all terms as defined in the Stipulation and determined that (1) the Class was certified pursuant to Delaware Chancery Court Rules 23(a) and 23(b)(3); (2) the form and manner of notice given to the Class members was "the best notice practicable under the circumstances ... and in full compliance with Court Rule 23"; and (3) the settlement was "fair, reasonable, adequate, and in the best interests of the Class." Final Order, Exhibit F (P)(P) 1-2, 4-5, at 2. Furthermore, the Court dismissed with prejudice the Class Action and the Settled Claims as defined in the Stipulation and permanently enjoined the members of the Class.

          either directly, representatively, derivatively, or in any other capacity ... from instituting, commencing, asserting, prosecuting or continuing any of the Settled Claims against any of the Defendants ... in this or any other jurisdiction.

Id. (P)(P) 6-7, at 3. The Court also expressly "reserve[d] jurisdiction over all matters relating to the administration and consummation of the Settlement." Id. (P) 9, at 3.

          On September 20, 1996, the Funds and CAPREIT issued a joint proxy statement (the "Proxy Statement") and solicitation seeking BAC Holder approval of the proposed Mergers. A special meeting to vote on the proposed Mergers is currently scheduled for the morning of October 29, 1996.

THE MINNESOTA ACTION
--------------------

          Notwithstanding the Court's Final Order and the Stipulation, in or about September 27, 1996, Dominium initiated an action against the Defendants in federal district court in Minnesota, captioned Dominium Tax Exempt Fund L.L.P.
v. Dockser, et al., ("The Minnesota Action"). Exhibit A. In the Minnesota action, Dominium challenges Defendant's Proxy Statement as false and misleading in violation of Section 14(a) of the Securities Act of 1934, 15 U.S.C. (S) 78n, and Rule 14a-9 promulgated thereunder. In particular, Dominium claims that the Defendants have created a false impression as to the relationship between the Funds and CAPREIT, the General Partners personal economic interests, the true value of the BACs, the

General Partners' attempts to determine a fair value of the BACs and the underlying property, their willingness to consider competing bids, the fairness of the proposed Merger, and whether the proposed Merger is in the best interest of the BAC Holders. Id. (P)(P) 2, 4, 73-78. Dominium seeks to bar the use of the proxies obtained through the Defendants September proxy solicitation, enjoin the Defendants to amend their proxy and to reschedule the October 27, 1996, special meeting to allow BAC Holders time to review the amended proxy. Id. (P) 6.

          The types of claims and the relief sought in the Minnesota Action and the Class Action are the same. "Essentially, the complaint repeated the allegations about the [merger] that had previously been made in the Court of Chancery, but framed the allegations as purported violations of federal securities laws." SANDLER ASSOCS., L.P. V. BELLSOUTH CORP., 818 F. Supp. 615, 700 (D. Del. 1993), aff'd without op., 26 F.3d 123 (3d Cir.), and cert. denied, 115 S. Ct 482 (1994). Both actions allege that the General Partners have breached their fiduciary duties with respect to the proposed Mergers, and that the Defendants have failed to sufficiently disclose the relationships between the parties, the background of the Mergers, and how the value of the BACs and underlying assets were determined. In both lawsuits, the relief sought was greater disclosure and an injunction against consummation of the proposed Mergers in the interim. The claims raised by Dominium clearly relate to and arise out of the Mergers and the facts alleged in the complaints by the plaintiffs in the Class Action. See Id. at 1106-07 (both actions "arose under same set of operative facts," i.e., issues of nondisclosure in the proxy statement; court held that subsequent claims were extinguished by earlier release).

          It is equally clear that the claim asserted in the Minnesota Action is a "Settled Claim" within the meaning of the Final Order. That claim was dismissed and deemed released, and every member of the Class was enjoined from prosecuting such claims in any court.

Accordingly, Court should find Dominium in contempt and enjoin Dominium from, and order it to cease prosecution of, the Minnesota Action.

                                    ARGUMENT
                                    --------

I. PROSECUTION OF THE DOMINIUM ACTION VIOLATES THE STIPULATION AND THIS COURT'S FINAL ORDER IN THE CLASS ACTION AND THE DOMINIUM PLAINTIFFS SHOULD BE ENJOINED

     A. DOMINIUM WAS A MEMBER OF THE CLASS IN THE CLASS ACTION AND DID NOT REQUEST EXCLUSION

     The plaintiff Class in this case, as defined in the Stipulation and Scheduling Order, includes:

          all persons who OWNED OR PURCHASED ANY BACS OF CRITEF (SERIES I AND
          II) OR CRITEF III ON OR AFTER SEPTEMBER 11, 1995 AND THEIR SUCCESSORS-IN-INTEREST, HEIRS AND ASSIGNS, excluding Defendants and those who submit a timely, valid and complete request for exclusion from the Class.

Stipulation, Exhibit B at 13 (emphasis added).

          According to Dominium's Preliminary Proxy Statement, filed with the SEC on October 1, 1996, seeking proxies in opposition to the proposed mergers, "Dominium was formed in 1996 for the specific purpose of engaging in activities relating to the Funds." Exhibit 1 to Carter Aff'd, Exhibit G at 25. Dominium owns three hundred BACs, one hundred from each series. Id. By virtue of its formation in 1996, Dominium could not have acquired its BACs prior to September 11, 1995, the date of the first press release announcing the mergers. Accordingly, Dominium is a member of the Class because it owned or purchased BACs after September 11, 1995.

          The Stipulation expressly states that everyone "who owned or purchased any BACs ... on or after September 11, 1995" was a member of the Class unless they "submit a timely, valid and complete request for exclusion from the Class." Stipulation, Exhibit E at 13. In order that a request for exclusion to be deemed timely and valid, the Class member seeking to "opt-out" was required to submit its request in writing before June 28, 1996, at the latest, and mail it to each of the attorneys listed as representing the Class and the Defendants.

          Counsel upon whom such requests for exclusion were required to be served have examined their files containing the requests for exclusion from the Class and attest that Dominium never submitted a request for exclusion. Affidavits of Hunter T. Carter, Cris Rodriguez, and Norman Monhait, Exhibits G, H and I respectively, dated October 7, 1996. And, after causing some six weeks of postponements and three separate adjournments of the Fairness Hearing, Dominium did not even appear at the Fairness Hearing, and object to the Settlement, or otherwise express its views.

          In sum, Dominium is manifestly a member of the Class subject to this Court's Final Order and the Stipulation which enjoined every Class Member from prosecuting any claim which constitutes a "Settled Claims." Dominium's initiation of the Minnesota action constitutes a flagrant violation of this Court's enjoining order.

     B. SETTLEMENT AGREEMENTS MAY BAR ALL CLAIM RELATED TO A CERTAIN TRANSACTION, INCLUDING CLAIMS BASED UPON LEGAL THEORIES THAT WERE NOT OR COULD NOT HAVE BEEN ASSERTED IN THE ORIGINAL COMPLAINT

The Delaware Courts have long recognized the validity of a general release as a means for terminating litigation. See NOTTINGHAM PARTNERS V DANA, 564 A.2d 1089, 1105 (Del. 1989); CHAKOV V. OUTBOARD MARINE CORP., 429 A.2d 984, 985 (Del.
1981); Hob Tea Room, Inc. v. MILLER, 89 A.2d 851 (Del. 1952). "More specifically, the Court of Chancery has a history of approving settlement that implicitly or explicitly included a general release which would also release federal claims." NOTTINGHAM PARTNERS, 564 A.2d at 1005 & n.36; see also IN RE MCA,

INC., 598 A.2d 607, 607, 691 (Del. Ch. Ct. 1991). Furthermore, in the class action context, Delaware courts give settlement agreements heightened scrutiny to ensure fairness to the class members and to protect them against unscrupulous counsel. PREZNANT V. DEANGELIS., 636 A.2d 915, 921 (Del. 1994); KAHN V. SULLIVAN, 594 A.2d 48 (Del. 1991); BARKAN V. ARMSTED INDUS., INC., 567 A.2d 1279 (Del. 1989).

          In the Stipulation and the Court's Final Order, the Court specifically enjoined members of the Class from pursuing "Settled Claims" contained in their release,, including all claims related to the Mergers. The Stipulation defined "Settled Claims" as follows:

               "Settled Claims" means, collectively, all claims, rights, cause of action, suits, matters and issues, whether known or unknown, matured or unmatured asserted or unasserted or in the future could have been asserted in the [Class] Action or in any court or any other proceeding (including but not limited to any claims arising under federal or state law, including the federal securities laws, relating to alleged fraud, breach of any duty, negligence or otherwise) by or on behalf of Plaintiffs or any members of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants or the Releases, which have arisen, arise now or hereafter arise out of, or RELATE IN ANY WAY TO THE MERGERS, THE MERGER AGREEMENTS OR ANY FACTS, OCCURRENCES OR TRANSACTIONS OR EVENTS DESCRIBED IN THE COMPLAINTS IN THE ACTION OR ANY DISCLOSURES RELATED THERETO; provided, however, that the Settled Claims shall not include (a) the right of BAC Holders to receive the Merger Consideration or revised Merger Consideration as provided in the Merger Agreements and any revisions thereto, and (b) the right to enforce the terms of the Stipulation and orders of the Court in connection therewith."

          * * *

               The Plaintiffs and the Class members may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Settled Claims, but the Plaintiffs and Class members, upon the Effective Date, shall be deemed to have, and by operation of the Final Judgment shall have, fully, finally, and forever settled and released any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist or theretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.

Stipulation, Exhibit C at 11-12 (emphasis added). Thus, the Final Order and Stipulation could hardly have been clearer that all claims of any nature relating to the Mergers, Merger Agreements, acts alleged in the complaints and any disclosures related thereto were barred and released.

          The violation of the Stipulation and the Court's Final Order in the present case is manifest. Dominium's single claim in the Minnesota Action arises under the federal securities laws and concerns the Mergers and disclosures about the Mergers, and thus clearly falls within the scope of the "Settled Claims." And, the definition of Settled Claims broadly includes "all claims," irrespective of the capacity (individual, indirect, or otherwise) in which the Class Member sues.

          As Dominium's representatives in the Class Action, Class Counsel secured, and the Final Order conferred upon them, the right to review the Funds' preliminary and definitive proxy materials and to comment thereon, and required the Funds "to include in such Proxy Materials reasonable disclosures recommended by Class Counsel." Stipulation, Exhibit C at 24. In exchange, the issue of the Class' rights to bring claims for violation of the federal securities laws in correction with disclosures about the Mergers was settled, and the threat of such actions as the Minnesota Action to disturb the proxy solicitation process was put to rest. The Class' and the Funds' cooperation has, however, been utterly cast aside by Dominium, in clear contempt of the Final Order.

          B.  THIS COURT'S FINAL ORDER BARS FEDERAL DISCLOSURE CLAIMS

              The Stipulation and Final Order expressly enjoins members of the class from pursuing federal claims. The Delaware Supreme Court has affirmed that the state courts have the power to approve a release which covers federal claims. NOTTINGLIAM PARTNERS, 564 A.2d at 1005 & n.36; see also IN RE MCA, 598 A.2d at 691. The Supreme Court of the United States, in the term just ended, held that state court orders approving settlements which release claims within the exclusive jurisdiction of the federal courts are valid and are to be given full faith and credit by the federal courts. MATSUSHITA ELEC. INDUS. CO. LID V. EPSTEIN, 116 S. Ct. 873 (1996). The fact that Dominium attempted to cast its objections to the proposed mergers as federal disclosure claims is, therefore, of no consequence.

          Many courts reached the same conclusion before MATSUSHITA was decided. A close example is GRIMES V. VITALINK COMMUNICATIONS CORP., 17 F.3d 1553 (3d Cir.), CERT DENIED, 115 S. Ct. 480 (1994), in which a class action was also maintained and settled by a court approved settlement in Delaware. The state class action lawsuit alleged that the defendant corporations had breached their fiduciary duties and duties of disclosure to the stockholders with respect to a proposed merger of the two corporations. Ultimately, the class action suit was resolved pursuant to a court approved settlement. Some class members, however, subsequently initiated suit in the United States District Court for the Eastern District of Pennsylvania, alleging that the same defendants in the state class action had violated the Securities Exchange Act of

1934 by failing to disclose information relating to the merger. This claim, obviously, was unavailable in state court because it is exclusively a federal claim. The GRIMES Court held, however, that the release entered into by the class members in the Delaware suit barred the subsequent suit in federal court, even though the subsequent suit asserted different legal theories over which the Delaware court lacked subject matter jurisdiction. The court explained that the release "manifests an intent by the parties to settle all claims arising from the merger transaction." Id. at 1563. The release signed by the parties stated that "[a]ll claims, rights, causes of actions, suits, matters and issues, known or unknown, that arise now or hereafter out of, or that relate to, or that are, were or could have been asserted in connection with" the merger were released and discharged. Id. at 1555 n.1. According to the court "[w]hile this rule of law may seem anomalous at first glance, it is widely recognized that courts without jurisdiction to hear certain claims have the power to release those claims as part of a judgment." Id. at 63. SEE ALSO, E.G., THOMPSON V. JONES & CO., 992 F.2d 187, 190-92 (8th Cir. 1993) (when a class member fails to opt out of the class or object to the settlement, that class member is precluded from asserting claims in another court on different or same legal theories arising from the same facts as the settled action); CLASS PLAINTIFFS V. SEATTLE, 955 F.2d 1268, 1288 (9th Cir.), CERT. DENIED, 506 U.S. 953 (1992); IN RE CORRUGATED CONTAINER ANTITRUST LITIGATION, 643 F.2d 195 (5th Cir. 1981 ); SANDLER ASSOCS., L.P. V. BELLSOUTH CORP., 818 F. Supp. 695 (D. Del. 1993) (state court had power to dismiss as part of a class action settlement not only claims before it, but related claims not before it, and plaintiffs in a subsequent litigation were barred by that settlement from prosecuting any such claims), AFF'D WITHOUT OP., 26 F.3d 123 (3d Cir.), AND CERT. DENIED, 115 S. Ct. 481 (1994).

          As a result of the Final Order in this case, Class Members are enjoined from asserting claims in any capacity against the Defendants, including not only for that alleged violations of fiduciary duties with respect to the Mergers, but also claims of false and misleading disclosures or omissions under the federal securities laws.

     C. DOMINIUM IS IN CONTEMPT OF THE FINAL ORDER AND MUST BE ENJOINED FROM FURTHER VIOLATION OF IT

          This Court explicitly retained jurisdiction to enforce the terms of the Stipulation and the Final Order, including the aforementioned injunction. Final Order, Exhibit D (P) 9, at 3. SEE ALSO MUMMERT V. WIGGIN, 616 A.2d 325 (Del. 1992) (per curiam) ("In the absence of a stay, a court of equity retains inherent power to enforce its injunctions during the pendency of an appeal or at any other time"); LACY V. GREEN, 428 A.2d 1171, 1178 (Del. Super. Ct. 1981) ("[T]he essence of judicial power is the final authority to render and enforce a judgment.").

          The Delaware Supreme Court has taken a particularly rigid stance on violations of orders handed down by the State's courts: "No person may with impunity disregard an order of the court having jurisdiction over the subject matter and the parties." MAYER V. MAYER, 132 A.2d 617, 621 (Del 1957). Where a party violates an order granting injunctive relief issued by the courts, the contempt mechanism is an appropriate means to coerce obedience with the court's orders. SEE, E.G., DELAWARE STATE BAR ASS'N V. ALEXANDER, 386 A.2d 652, 665 (Del.) ("coerce the respondents to finally cease and desist from pursing an improper and persistent course of conduct") (footnote omitted), CERT. DENIED AND APPEAL DISMISSED, 439 U.S. 808 (1978); WILMINGTON FED. OF TEACHERS V. HOWELL 374 A.2d 832 (Del. 1977) (upon a finding of contempt of the court's temporary restraining order and preliminary injunction, the court has the discretion to fashion a remedy designed to compel obedience); CITY OF WILMINGTON V. GENERAL TEAMSTERS

LOCAL UNION, 321 A.2d 123 (Del. 1974) (purpose of civil contempt proceeding is, inter alia, "to compel obedience to orders and decrees made to enforce the rights and administer the remedies to which the court has found them to be entitled") (quoting IN RE NEVITT, 117 F. 448 (8th Cir. 1902)); CITY OF WILMINGTON V. AMERICAN FED. OF STATE, COUNTY AND MUNICIPAL EMPLOYEES, 307 A.2d 820, 823 (Del. Ch. Ct. 1973); SEE ALSO Del. Ch. Ct. R. 70(b). Since Dominium seeks to assert claims in the Minnesota Action that were released and barred from further prosecution by the Stipulation and the Court's Final Order in the Class Action case, this Court should find Dominium in contempt and enjoin Dominium, ordering it to cease prosecution of the MINNESOTA Action. Furthermore, if class members in settled cases are free to disregard the orders barring them from re-opening litigation, there will be no incentive for parties to settle and the class action, as a mechanism for judicial efficiency in cases of numerous plaintiffs, will be seriously undermined.

          Additionally, courts which have issued an injunction in furtherance of a settlement containing a release of future claim have enjoined a member of the class from relitigating the settled claims. For example, the court in IN RE VMS SECURITIES LITIG., 145 F.R.D. 458 (N.D. Ill. 1992), confronted this very issue. There, the court's final order approving settlement contained a release, releasing all state and federal causes of action, known or unknown, which were related in any way to any of the facts or transactions involved in the settled claims. As in this Class Action, the court "expressly enjoined all parties from asserting any released claim," and it retained jurisdiction to enforce the terms of the settlement. Id. at 460. Several members of the class, nonetheless, proceeded to pursue separate arbitration claims arising out of the same transactions. The court granted defendant's motion to enjoin the class members from further prosecuting their claims. Id. at 465. SEE ALSO IN RE BOLAR, 1994 U.S. Dist. LEXIS 9236 (E.D. Pa. 1994), WITHOUT OPINION, 1995 U.S. App. LEXIS 5114 (3d Cir. 1995).

          A contempt order coercing obedience, and an injunction, are not only warranted on the facts and law of this case, but needed in order to prevent irreparable harm. Initiation and continued prosecution of the Action is causing and will continue to cause the Funds and CAPREIT immediate and irreparable harm, and directly flout the Final Order of this Court. Months of extensive discussions and negotiations have resulted in the proposed Merger, with all of its prospective benefit, but at tremendous expense to the parties engaged in the Mergers. In reaching the settlement in the Class Action, the parties also incurred tremendous legal fees. All may be for naught if a suit to block these transactions brought at the instance of an enjoined party is not stopped.

          More importantly, however, as Dominium prosecutes the Minnesota Action in pursuit of a preliminary injunction to block the BAC Holders' meeting, scheduled for October 29, 1996, it poses a tremendous and unquantifiable (but ever-growing) threat that the other BAC Holders in the Class will not be able to vote upon the CAPREIT proposal, and that the market premium paid by CAPREIT and the other benefits of the Mergers, as improved by Class Counsel's efforts, may be lost as a result. Similarly lost will be the benefit to the Class of having their claims handled by Class Counsel acting in the interests of the entire Class (not just one Class member who is, in reality, just a disappointed suitor for the Funds). Such benefits have included Class Counsel's active review of the Funds' proxy materials and the Funds' inclusion of reasonable disclosures recommended by Class Counsel.

          In short, further prosecution of the Minnesota Action deprives the Defendants and the other members of the Class of the principal benefit of the Class Action settlement: peace and finality.

          The Defendants made considerable concessions in reliance on this Court's Final Order dismissing with prejudice all claims by Class members for an injunction arising out the Defendants' actions related to the proposed Mergers and the Proxy Statement, and barring and enjoining all Class members from asserting any such claims in the future. This was a critical element of the Settlement and one of the primary reasons this Court expressly retained jurisdiction. Thus, unless Dominium is enjoined from prosecution of its claims in the Minnesota federal district court, the Stipulation reached in the Class Action will be rendered essentially ineffective. And, like the judicial reasons weighing in favor of a contempt finding, there are judicial reasons compelling an injunction, as the policy favoring settlements of complex class action litigation will be utterly thwarted if members of the Class are not prevented from disregarding the Court's approval of the negotiated settlement.

          For all these reasons, an order enjoining Dominium from prosecuting of the Minnesota Action is immediately necessary and should be entered to protect and effectuate this Court's Final Order in the Class Action, and to afford the Defendants the peace from litigation which they negotiated.

                                   CONCLUSION
                                   ----------

          For the reasons set forth above, the Defendants respectfully request that this Court enter an order finding Dominium in contempt of this Court's August 14, 1996, Final Order in the

Class Action litigation, and further enjoining them from, and directing them to cease and desist the continued prosecution of, the Minnesota Action against the Defendants.

                         SKADDEN, ARPS, SLATE, MEAGHER & FLOM

                         By:
                            -------------------------------------
                              Thomas J. Allingham
                              One Rodney Square P.O. Box 636
                              Wilmington, Delaware 19899
                              (302) 651-3070

                              - and -

                              ARENT FOX KINTNER PLOTKIN & KAHN

                              Hunter T. Carter
                              Arent Fox Kintner Plotkin & Kahn
                              1050 Connecticut Avenue, N.W.
                              Washington, D.C.  20036-5339

                              Counsel for the Funds, CRITEF Inc. and CRITEF III, Inc.

                              Leigh R. Lasky

                              Beigel Schy Lasky Rifkind Fertik & Gelber
                              750 Lexington Avenue, 30th Floor
                              New York, New York  10022

                              Counsel for CAPREIT

                              Deborah L. Thaxter, P.C.
                              Peabody & Brown
                              101 Federal Street
                              Boston, Massachusetts 02110-1832

                              Counsel for the General Partners,
                               Dockser and Willoughby

                              Robert J. Stearn, Jr.
                              Richards, Layton & Finger
                              One Rodney Square
                              P.O. Box 551
                              Wilmington, Delaware 19899